Exhibit 99.1

Caledonia Mining Corporation Plc

Blanket Mine Q1 2026 Production and Operating Update

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, 20 April 2026 - Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces Blanket Mine (“Blanket”) gold production for the quarter ended March 31, 2026 (“Q1 2026” or the “Quarter”).

Summary

•	Quarterly gold production of 14,767 ounces, compared with 18,671 ounces produced in the first quarter of 2025 (“Q1 2025”).
•	A lower quarter was anticipated reflecting mining sequence and anticipated access constraints to higher grade, higher volume areas. Production during the Quarter was also impacted by equipment availability issues and challenging ground conditions.
•	A new mine shift system in process of being implemented which will increase mine production from six to seven days per week.
•	Appointment of a contractor to accelerate access to higher grade ore sources.
•	Increase in milling capacity following the commissioning of an additional ball mill in the second quarter of 2026.
•	Caledonia remains comfortable with Blanket’s full-year production guidance of 72,000 to 76,500 ounces[1], with Blanket’s gold production expected to be weighted towards the second half of the year as stated in its announcement of March 23, 2026 containing the abridged, preliminary and unaudited quarterly and full year results for 2025, as the initiatives outlined above take effect.

Commenting on the production performance and operational improvements, Mark Learmonth, Chief Executive Officer, said:

“Gold production in Q1 2026 was below our expectations, reflecting the lower grades mined during the Quarter; however, this is consistent with our guidance of production being weighted towards the second half of the year. Pleasingly, plant performance remained strong, with 202,217 tonnes milled and good operational availability across the processing circuit. This is an important reflection of our continued investment into the future of the processing facility.

“The Quarter also included several typical operating challenges associated with deep, mature mining assets, including sequencing considerations, equipment downtime and difficult ground conditions in certain areas. These factors temporarily constrained access to some planned ore sources.

“We are actively addressing these challenges through several practical measures, including the acceleration of mine development, supported by the appointment of a contractor, to improve access to planned ore sources.

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1 Refer to “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on EDGAR as an exhibit to its annual report on Form 20-F on May 15, 2024; and “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on SEDAR+ on May 15, 2024

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“Importantly, we will be introducing a revised shift system later in the year, moving the operation to a seven-day working week (up from six), which we expect will both reduce worker fatigue and support increased ore production.

“Alongside these mining initiatives, we are progressing further plant improvements, including an increase in milling capacity following the commissioning of an additional ball mill. Taken together, these actions are expected to support a stronger production profile in the second half of the year and into 2027.

“The challenges experienced in the first quarter do not reflect the underlying quality of the orebody or the long-term fundamentals of the operation. Blanket remains a resilient, cash-generative asset, supported by a capable and committed workforce and a processing plant that continues to perform reliably and where we are growing capacity. Management’s focus is on stabilising mining areas, improving equipment availability and restoring access to planned ore sources as we progress through the year.”

Qualified Person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the Company’s full year gold production guidance for 2026; expectations that production will be weighted towards the second half of the year; the anticipated impact of operational initiatives including the introduction of a revised mine shift system; the expected benefits of the appointment of a contractor to accelerate access to higher grade ore sources; the anticipated increase in milling capacity following the commissioning of an additional ball mill; and expectations regarding improved operational performance.. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful and timely implementation of planned operational initiatives; equipment availability and reliability; mine sequencing; ground conditions; labour availability and productivity; plant performance; the timely commissioning of planned processing plant improvements; failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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